UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULES 13d-1(b) AND (c) AND AMENDMENTS
THERETO FILED PURSUANT TO 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

National Financial Partners Corp.

(Name of Issuer)

Common Stock, par value $0.10

(Title of Class of Securities)

63607P 20 8

(CUSIP Number)

August 23, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63607P 20 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Investment Fund IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 3,674,995 shares of Common Stock

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 3,674,995 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,674,995 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 10.1%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Overseas Partners IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 200,042 shares of Common Stock

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 200,042 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 200,042 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 0.5%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Advisors IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 3,875,037 shares of Common Stock

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 3,875,037 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,875,037 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.6%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Management IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 3,875,037 shares of Common Stock

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 3,875,037 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,875,037 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.5%

12.	Type of Reporting Person (See Instructions) PN

This Amendment No. 2 to Schedule 13G amends the Schedule 13G filed by the undersigned on February 13, 2004, as amended by Amendment No. 1 to Schedule 13G filed by the undersigned on April 2, 2004, with respect to the common stock, par value $0.10, of Hayes Lemmerz International, Inc.

Item 1.
	(a)	Name of Issuer National Financial Partners Corp. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices 787 Seventh Avenue, 49th Floor New York, New York 10019

Item 2.
(a)

Name of Person Filing
This statement is filed by Apollo Investment Fund IV, L.P. (“AIFIV”), Apollo Overseas Partners IV, L.P. (“Overseas IV”), Apollo Advisors IV, L.P. (“Advisors IV”) and Apollo Management IV, L.P. (“Management IV”).  Advisors IV serves as the general partner of AIFIV and the managing general partner of Overseas IV.  Management IV serves as the manager of AIFIV and Overseas IV.  AIFIV, Overseas IV, Advisors IV and Management IV are collectively referred to herein as the “Reporting Persons.”

	(b)	Address of Principal Business Office or, if none, Residence The principal office of each of the Reporting Persons is c/o Apollo Management IV, L.P., Two Manhattanville Road, Purchase, New York 10577.
(c)

Citizenship
AIFIV is a Delaware limited partnership, Overseas IV is an exempted limited partnership registered in the Cayman Islands, Advisors IV is a Delaware limited partnership and Management IV is a Delaware limited partnership.

	(d)	Title of Class of Securities Common Stock, par value $0.10 (the “Common Stock”).
	(e)	CUSIP Number 63607P 20 8

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

AIFIV owns of record 3,674,995 shares of Common Stock and Overseas IV owns of record 200,042 shares of Common Stock.  As the general partner of AIFIV and the managing general partner of Overseas IV, Advisors IV may be deemed to beneficially own all of the shares of Common Stock beneficially owned by AIFIV and Overseas IV.  As the manager of AIFIV, Overseas IV and Advisors IV, Management IV may be deemed to beneficially own all of the shares of Common Stock beneficially owned by AIFIV, Overseas IV and Advisors IV.

(b)

Percent of class:

See item 11 on pages 2 through 5.  The percentage amounts are based on the 36,501,031 shares of Common Stock outstanding on August 23, 2005 according to the Issuer’s registration statement on Form S-1 (File No. 333-125940) filed with the Securities and Exchange Commission on June 17, 2005, as amended on August 10, 2005 and August 15, 2005.

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 0 for all Reporting Persons.
(ii)

Shared power to vote or to direct the vote

AIFIV has the shared power to dispose or to direct the disposition of 3,674,995 shares of Common Stock.  Overseas IV has the shared power to dispose or to direct the disposition of 200,042 shares of Common Stock.  Advisors IV and Management IV each have the shared power to dispose or to direct the disposition of 3,875,037 shares of Common Stock.

(iii) Sole power to dispose or to direct the disposition of 0 for all Reporting Persons.
(iv)

Shared power to dispose or to direct the disposition of

AIFIV has the shared power to dispose or to direct the disposition of 3,674,995 shares of Common Stock.  Overseas IV has the shared power to dispose or to direct the disposition of 200,042 shares of Common Stock.  Advisors IV and Management IV each have the shared power to dispose or to direct the disposition of 3,875,037 shares of Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group

The Second Amended and Restated Stockholders Agreement, dated effective as of February 13, 2004 (the “Stockholders Agreement”), among AIFIV, the Issuer and certain other holders of the Issuer’s capital stock as identified therein (the “Stockholders”), provides for, among other things, lock-up agreements and registration (and corresponding indemnity) rights respecting shares held by AIFIV and the Stockholders, and tag along rights for the Stockholders with respect to certain limited transactions involving the sale of shares by AIFIV.  The Stockholders Agreement amends and restates the Amended and Restated Stockholders Agreement dated as of May 14, 2003.  The Reporting Persons expressly disclaim any group status under Section 13(d) of the Securities Exchange Act of 1934, as amended, among the Reporting Persons, on the one hand, and the Stockholders, on the other hand, and further disclaim beneficial ownership and any pecuniary interest in all shares of Common Stock owned beneficially or of record by any of the parties to the Stockholders Agreement, other than AIFIV or Overseas IV.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

[The remainder of this page intentionally left blank.]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 25, 2005	APOLLO INVESTMENT FUND IV, L.P.

	By:	APOLLO ADVISORS IV, L.P.
Its General Partner

		By:	APOLLO CAPITAL MANAGEMENT IV, INC.
Its General Partner

			By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

Date: August 25, 2005	APOLLO OVERSEAS PARTNERS IV, L.P.

	By:	APOLLO ADVISORS IV, L.P.
Its managing General Partner

		By:	APOLLO CAPITAL MANAGEMENT IV, INC.
Its General Partner

			By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

Date: August 25, 2005	APOLLO ADVISORS IV, L.P.

	By:	APOLLO CAPITAL MANAGEMENT IV, INC.
Its General Partner

		By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

Date: August 25, 2005	APOLLO MANAGEMENT IV, L.P.

	By:	AIF IV MANAGEMENT, INC.
Its General Partner

		By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President